UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

650 E. Bloomingdale Ave. Brandon, Florida	33511
(Address of principal executive offices)	(Zip code)

(813) 621-5000

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “GolfSuites,” “we,” “us,” “our,” or “the company” refers to GolfSuites 1, Inc. a Delaware corporation and its subsidiaries on a consolidated basis. The term “GolfSuites Lubbock” refers to GolfSuites Lubbock, LLC, the term “GolfSuites Tulsa” refers to GolfSuites Tulsa, LLC, the term “GolfSuites Baton Rouge” refers to GolfSuites Baton Rouge, LLC and the term “GolfSuites Madison” refers to GolfSuites Madison, LLC. GolfSuites Lubbock and GolfSuites Tuls, are wholly owned subsidiaries of the company. GolfSuites Baton Rouge and GolfSuites Madison are joint ventures with a private equity partner.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1	Management’s discussion and analysis of financial condition and results of operations

Overview

GolfSuites 1, Inc. owns, leases and operates golf driving range entertainment centers in the United States. The entertainment centers aim to provide next generation hospitality and dining venues, high tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

As of June 30, 2022, the company operates three facilities. The company owns 100% of GolfSuites Tulsa, LLC ( “Tulsa”) and GolfSuites Lubbock, LLC (“Lubbock”). The company manages GolfSuites Baton Rouge, LLC (“Baton Rouge”), and owns a 50% interest in Baton Rouge. A private investor owns the remaining 50% interest in Baton Rouge. Similarly, the company owns a 50% interest in GolfSuites Madison, LLC (“Madison”). A private investor owns the remaining 50% interest in Madison.

Tulsa is located in Jenks, Oklahoma a suburb of Tulsa and was formerly operated under the FlyingTee brand. Currently, Tulsa operates under the GolfSuites brand. Tulsa and the land on which it is located is leased by the company.

Lubbock is located in Lubbock Texas. It formerly operated under the 4ORE! Golf brand. Currently, it operates under the brand, 4ORE! Golf-Powered by GolfSuites. By the end of Q4 2022, it will operate under the GolfSuites brand. The Lubbock Facility is owned by the company and the land on which it is located is leased by the company.

On March 16, 2021, GS 1 formed Baton Rouge for the purpose of leasing an approximate 18-acre existing driving range in Baton Rouge, Louisiana. Previously, Baton Rouge had been closed for operations. On June 1, 2022, Baton Rouge began operations of the 40-bay facility offering similar services as Tulsa and Lubbock. Minority interest in the loss of Baton Rouge has been reflected in the attached statements to show the allocation of loss to a private equity investor. As of June 30, 2022, the private equity investor had invested $900,000 of his total commitment of $1,000,000.

On May 5, 2022, Madison purchased approximately 9 acres of land which the company intends to develop into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022 with funding provided by GS 1’s Reg A share sales, private equity investment, advances from GolfSuites, Inc., positive operating cash flows from existing operations, and $1,125,000 of mortgage financing. Minority interest in the loss of Madison have been reflected in the attached statements to show the allocation of loss to a private equity investor. As of June 30, 2022, the private equity investor has invested $712,000 of his total commitment of $1,000,000.

The financial statements include:

•	The operations of GolfSuites Tulsa for the six-month periods ended June 30, 2021, and 2022 (unaudited).
•	The operations of GolfSuites Lubbock for the six-month periods ended June 30, 2021, and 2022 (unaudited).
•	The operations of GolfSuites Baton Rouge for the period from inception (March 16, 2021) until June 30, 2021, and for six-month period ended June 30, 2022 (unaudited).
•	The operations of GolfSuites Madison for the period inception (January 15, 2022) until June 30, 2022 (unaudited).

Below are statistics related to each facility.

	TULSA FACILITY	LUBBOCK FACILITY	BATON ROUGE FACILITY	MADISON FACILITY*
ENTERTAINMENT AMENITIES	60 golf suites.	56 golf suites.	40 golf suites.	40 golf suites planned.
	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	These suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.	It is intended that these suites open up to the golf target field and incorporate comfortable seating, ball dispensers, club storage, gaming and media displays.
	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole.	Private lessons available, pinball, pool and corn hole (will be made available)
HOSPITALITY AMENITIES	2 restaurants and 2 bars.	2 restaurants and 2 bars.	1 restaurant and 1 bar.	1 restaurants and bar (will be made available)
OPERATIONAL STATISTICS	Multi-floor facility.	Multi-floor facility.	Single floor facility.	Single floor facility.
	Average weekly guests: Approximately 2,500 since September 2019 to present.	Average weekly guests: Approximately 2,500 since August 2020 to present.	Average weekly guests: Approximately 300 since June 2022 to present.	N/A

*Planned operations

To date, revenues have come from the following activities:

•	Driving range suite rentals.
•	Special events sales.
•	Food and beverage sales.
•	Coaching and instruction services.
•	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made.

Cost of revenues for the company includes the cost of food, beverages, liquor, wine and beer sold to customers.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

For six months ended June 30, 2022 (“Interim 2022”) the company had $4,586,123 in revenue compared to the six months ended June 30, 2021 (“Interim 2021”), the company had $4,423,458 in revenues, a $162,665 (or 3.7%) increase. The increase in revenues is attributable to:

•	the change in restrictions related to capacity constraints and public large-crowd-gatherings which were largely in place and did not expire until March 2021. Expiration of the restrictions led to an increase in group and corporate sales the company;
•	expanded its offerings in food and beverage;
•	the opening of Baton Rouge in June 2022; and
•	improved sales performance incentives for employees.

The company’s cost of revenues increased by $14,453 (or 2.1%) to $719,082 in Interim 2022 from $704,629 in Interim 2021. The increase in costs of revenues was primarily related to the increase in revenues. Our gross profits increased to $3,867,041 from $3,718,829 for Interim 2022 and Interim 2021, respectively, by $148,212 (or 4.0%). Our gross margins increased to 84.3% from 84.1%.

Total operating expenses for Interim 2022 increased to $3,567,013 from $3,317,741 for Interim 2021, a $249,272 (or 7.5%) increase. The primary drivers of the increase were:

•	An increase of $76,693 in employee related costs (including salaries, employees and taxes) due to Baton Rouge startup payroll costs of $217,150, offset by labor efficiencies at Tulsa and Lubbock totaling $140,457.
•	An increase of $54,225 in equipment and repairs due to primarily to net repairs at Tulsa and Lubbock of $21,045 plus first-time repairs at Baton Rouge of $33,180.
•	An increase in utilities and telephone of $56,290 primarily due to a very cold winter, followed by a very hot early summer in 2022.
•	An increase in professional fees of $67,915 primarily due to fees incurred by GS 1 related to legal, accounting, audit and other fees associated with the capital raise and reporting requirements; and
•	A net decrease in all other expense categories totaling $5,851.

In Interim 2021, the company recognized $1,073,100 a one-time income from its PPP loan forgiveness.

The company records other income (expense) for depreciation and amortization (related to its facilities and equipment), interest expenses (related to its loans and mortgages), certain costs related to its capital raises under Regulation A and Regulation D and loan forgiveness. The company had other expense of $1,338,257 in Interim 2022 compared with other expense in Interim 2021 of $1,337,587.

Minority interest in the loss of Baton Rouge has been reflected to show the allocation of $368,661 in loss in Interim 2022 to a private equity investor.

As a result of the foregoing, the company generated net loss for Interim 2022 in the amount of $(669,568) compared to a net profit for Interim 2021 in the amount of 136,601.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six months ended June 30,
	2022	2021	$ Change
Net cash provided by operating activities	$838,599	$800,621	$37,978
Net cash provided by investing activities	$(3,505,230)	$(383,621)	$(3,121,609)
Net cash (used in) provided by financing activities	$2,225,082	$(103,908)	$2,328,990

Cash provided by operating activities for the Interim 2022 was $838,599 as compared to cash provided by $800,621 in Interim 2021. The increase was primarily comprised of the net loss in Interim 2022 of $669,568 compared with net income of $136,601 in Interim 2021, offset by the collection of accounts receivable and addition of accounts payable and accrued expenses. Accounts receivable changes of $306,722 due to collection of employee retention credits of $331,756 offset by increases in credit card receivables due to timing differences between 2022 and 2021. Accounts payable and accrued expenses increased in Interim 2022 by $730,571 compared to a decrease in Interim 2021 of $346,585. The Interim 2022 increase includes $303,783 of Baton Rouge items related to construction and the startup of operations, and a $426,788 increase in existing operations from the timing of payroll related accruals and increases in operating expenses, as discussed above.

Cash used in investing activities for Interim 2022 was $3,505,230, as compared to cash used in investing activities of $383,621 in 2021. In 2022, the company used $3,406,895 for the purchase of property and equipment; $1,441,740 related to Baton Rouge construction and additions, $1,920,179 related to the acquisition of Madison land; and $44,976 was for additions at Tulsa and Lubbock. Capitalized development fees incurred totaled $98,335; $42,533 from Baton Rouge, and $55,802 from Madison.

Cash (used in) provided by financing activities was $2,225,082 for Interim 2022, compared to cash used of $103,908 in 2020. During 2022, we received $1,468,084 from the sale of Preferred Stock, $1,212,000 from proceeds of minority interest in Baton Rouge and Madison and $1,125,000 in proceeds from the note payable for the mortgage on the acquisition of Madison land. Conversely in 2021 we received $401,437 from the sale of Preferred Stock and $149,000 from proceeds from proceeds of PPP and EID, net of forgiveness. Our shareholder and related party advances, net used $443,960 in 2022 compared with providing $226,823 in 2021. For principal payments on mortgages, equipment loans and leases, the company used $517,644 in 2022, which included the lease for Baton Rouge and Madison, compared with using $317,635 in 2021. Dividend payments in 2022 totaled $151,693 compared to $67,687 in 2021.

As of June 30, 2022, the company has cash and cash equivalents of $232,595. Since inception, our activities have been funded from our revenues, cash advances from its current parent entity and management as well as funds raised in the company’s offerings under Regulation A. Since taking over the operations for the Lubbock Facility, the Tulsa Facility, and the Baton Rouge Facility the company has also been relying on revenues from those facilities and anticipates receiving revenues from the Madison Facility once it is operational. The company plans to continue to try to raise additional capital through: (i) additional offerings (ii) mortgage financing and (iii) revenues from the Tulsa Facility, the Lubbock Facility and the Baton Rouge Facility. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

For the six months ended June 30, 2022, GolfSuites Tulsa and GolfSuites Lubbock advanced funds to the company totaling $541,061 and $164,386, respectively.

The company launched a Regulation A offering in May 2019, which terminated in May 2020. The total amount raised in the offering was approximately $1,334,218. The company has since launched a second Regulation A offering in February 2021 which terminated in March 2022. The total amount raised in the offering was approximately, $3,391,706. The company re-launched a Regulation A offering in May 2022. For the six months ended June 30, 2022, the amount raised pursuant to the Regulation A offering totaled $1,468,084.

Indebtedness

Advances from the Parent Entity and its Shareholders

•	The company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering under Regulation A. The balance of these advances at Interim 2022 and Interim 2021 totaled $1,849,098 and $1,918,062, respectively. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

•	In addition, the company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $783,317 as of Interim 2022 and $1,113,517 as of Interim 2021. These advances are recorded as liabilities of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

Notes Payable and Lease Obligations

•	Lubbock Facility

o	The company took over a construction loan with First United Bank, with an interest rate of 4%. As of June 30, 2022, the company recorded $6,348,912 in liabilities for this mortgage; the mortgage was secured by a third party guarantor.

o	The company took over the Amended and Restated Ground Lease, executed on October 30, 2018, for a 5 year term. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes three 5 year options for renewal, which extends the lease termination date to 2038.

o	The company took over a lease with Hub City Main Street Investments, LLC. The lease provides for a 5 year term with monthly payments of $2,500. This lease is often referred to as a nuisance lease as it is with the owner of the adjacent property owner because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expires on August 29, 2023.

•	Tulsa Facility

o	GolfSuites Tulsa is a party to a 25-year lease agreement, dated September 13, 2019, and entered into between GolfSuites Tulsa and Onefire Holding Company, LLC (“Onefire”) (the “Tulsa Lease Agreement”). Onefire is entitled to annual payments of $360,000 and 50% of net cash flow. The Tulsa Lease is included as an Exhibit to this Offering Statement of which this Offering Circular forms a part.

o	On March 5, 2020 GolfSuites Tulsa entered into a Lease Amendment Agreement with Onefire. This agreement provides for the deferment of base rent and additional rent for the period from January 1, 2020, through March 31, 2020. The Lease Amendment Agreement is filed as an Exhibit to this Offering Statement of which this Offering Circular forms a part.

o	On July 6, 2020, the company took out a loan for equipment financing with First Oklahoma Bank in the amount of $198,580. The loan bears an interest rate of 5.25% and expires on July 6, 2025. As of June 30, 2022, the outstanding loan principal was $128,606.

•	Baton Rouge Facility

o	On February 9, 2021, the company entered into a lease agreement for an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, Louisiana (the “Baton Rouge Facility”) and has a term of five years. The lease commenced on March 1, 2021. As of June 30, 2022, the company recorded $681,283 in liabilities for this mortgage.

•	Madison Facility

o	The mortgage related to the acquisition of Madison land totaled $1,125,000, and that balance is outstanding at June 30, 2022. The interest rate is the Prime Rate plus five percent, with the balance due May 5, 2023.

Trends

GolfSuites participates in the recreational sporting and entertainment facilities market. It believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites competes for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, the company believes it is reliant on economic trends in the United States.

COVID-19 pandemic has had an impact on the company’s plans and the operation of its facilities. For instance, while social distancing is still required, the Tulsa Facility and the Lubbock Facility have to limit the number of potential customers and limit their ability to function at capacity. However, due to the open-air nature of our facilities, the limitations have been less restrictive than other sporting and entertainment facilities.

To date, there have been limited restrictions on construction. The company has continued to move forward with its business plans and has done or intends to do the following:

•	Rebranding of the Tulsa Facility
•	Plan for the rebranding of the Lubbock Facility.
•	Opened the Baton Rouge Facility - Q2 2022.
•	Plan for the acquisition or lease of 3 additional facilities.
•	Complete the rebranding of the Lubbock Facility by the end of Q4 2022
•	Open the Madison Facility by the end of 2023

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

GolfSuites 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

GolfSuites 1, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2022, December 31, 2021 and June 30, 2021

UNAUDITED - NO ASSURANCE GIVEN

	June	December	June
	2022	2021	2021
ASSETS
Current assets
Cash and cash equivalents	$232,595	$674,144	$851,611
Accounts receivable	91,914	386,581	76,489
Inventory	287,941	105,856	91,262
Prepaid expenses	17,692	24,223	22,459
Total current assets	630,142	1,190,804	1,041,821
Property, plant and equipment, net
Land and building improvements	8,787,418	6,867,239	6,867,239
Furniture, fixtures and equipment	5,899,760	3,742,864	3,720,815
Construction in progress	-	650,241	182,808
Accumulated depreciation	(2,993,602)	(2,630,573)	(2,271,090)
Property, plant and equipment, net	11,693,576	8,629,771	8,499,772
Right of use assets, net of accumulated amortization	8,678,343	8,896,265	8,432,941
Other assets
Capitalized development costs	764,549	666,214	-
Other assets	45,439	44,865	23,909
Goodwill	1,749,255	1,749,255	1,749,255
Total other assets	2,559,243	2,460,334	1,773,164
TOTAL ASSETS	$23,561,304	$21,177,174	$19,747,698

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$535,490	$852,030	$279,018
Lease liabilities, current portion	213,936	201,506	187,328
Accounts payable and accrued expenses	1,484,946	754,375	937,241
EIDL loans payable	298,900	298,900	298,900
Total current liabilities	2,533,272	2,106,811	1,702,487
Non-current liabilities
Notes payable, long-term portion	7,067,028	6,044,462	6,768,644
Lease liabilities, long-term portion	8,843,041	8,954,141	8,357,052
Advances from sharholders of Golfsuites, Inc. (parent company)	783,317	933,317	1,113,517
Advances from GolfSuites, Inc. (parent company)	1,849,098	2,143,058	1,918,062
Total non-current liabilities	18,542,484	18,074,978	18,157,275
TOTAL LIABILITIES	21,075,756	20,181,789	19,859,762
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1,126,714	283,374	-
Stockholders' equity
Common stock, Class A: 132,000,000 shares authorized,
$0.00001 par, no shares issued and outstanding	-	-	-
Common stock, Class B: 18,000,000 shares authorized,
$0.00001 par, 18,000,000 shares issued and outstanding	180	180	180
Preferred stock, Class A: 10,000,000 shares authorized, 713,203,
540,503 and 328,267 shares issued and outstanding, respectively	4,898,702	3,430,618	1,705,971
Preferred stock, Other: 40,000,000 shares authorized,
no shares issued and outstanding	-	-	-
Retained earnings	(3,540,048)	(2,718,787)	(1,818,215)
TOTAL EQUITY	1,358,834	712,011	(112,064)
TOTAL LIABILITIES AND EQUITY	$23,561,304	$21,177,174	$19,747,698

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

	2022	2021
Revenues	$4,586,123	$4,423,458
Cost of revenues	719,082	704,629
Gross profit	3,867,041	3,718,829
Operating expenses
Advertising and marketing	50,376	20,251
Salaries - operational	1,631,353	1,566,659
Employee benefits and taxes	306,789	294,790
Property lease and affiliated costs	34,260	62,018
Equipment and repairs	163,641	109,416
Gaming, software and license fees	164,753	164,658
Utilities and telephone	257,814	201,524
Credit card fees	101,794	120,121
Insurance	125,146	190,427
Professional fees	203,460	135,545
Property and local taxes	203,985	194,473
Other selling, general and administrative	323,642	257,859
Total operating expenses	3,567,013	3,317,741
Net operating profit (loss)	300,028	401,088
Income from Covid 19 relief programs
PPP loan forgiveness	-	1,073,100
Employee retention credit	-	-
Total Covid 19 relief programs	-	1,073,100
Net income before other income (expense)	300,028	1,474,188
Other income (expense)
Depreciation and amortization	(561,013)	(531,358)
Interest expense	(319,014)	(313,056)
Reg A share sale costs	(466,705)	(495,846)
Other income	8,475	2,673
Net other expense	(1,338,257)	(1,337,587)
Net loss before minority interest	(1,038,229)	136,601
Minority interest share of subsidiary loss	368,661	-
Net income (loss)	$(669,568)	$136,601

Basic loss per common share	$(0.03720)	$0.00759
Diluted loss per common share	$(0.03595)	$0.00746

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

	Class A		Class B		Class A		Other		Retained of	Total
	Common Stock		Common Stock		Preferred Stock		Preferred Stock		Earnings, Net	Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Dividends	Equity (Deficit)
Balance as of December 31, 2020	-	$-	18,000,000	$180	274,742	$1,304,534	-	$-	$(1,887,129)	$(582,415)
Share issuance	-	-	-	-	53,525	401,437	-	-	-	401,437
Net income	-	-	-	-	-	-	-	-	136,601	136,601
Dividends	-	-	-	-	-	-	-	-	(67,687)	(67,687)
Balance as of June 30, 2021	-	-	18,000,000	180	328,267	1,705,971	-	-	(1,818,215)	(112,064)
Share issuance	-	-	-	-	212,236	1,724,647	-	-	-	1,724,647
Net loss	-	-	-	-	-	-	-	-	(834,291)	(834,291)
Dividends	-	-	-	-	-	-	-	-	(66,281)	(66,281)
Balance as of December 31, 2021	-	-	18,000,000	180	540,503	3,430,618	-	-	(2,718,787)	712,011
Share issuance	-	-	-	-	172,700	1,468,084	-	-	-	1,468,084
Net loss	-	-	-	-	-	-	-	-	(669,568)	(669,568)
Dividends	-	-	-	-	-	-	-	-	(151,693)	(151,693)
Balance as of June 30, 2022	-	$-	18,000,000	$180	713,203	$4,898,702	-	$-	$(3,540,048)	$1,358,834

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

	2022	2021
Cash Flows from Operating Activities
Net loss	$(669,568)	$136,601
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interest share of income (loss)	(368,661)	-
Depreciation and amortization	561,013	531,358
Changes in operating assets and liabilities
Accounts receivable	294,667	(12,055)
Inventory	(182,085)	(2,976)
Prepaid expenses	6,531	(20,746)
Accounts payable and accrued expenses	730,571	(346,585)
Other assets	(574)	19,178
Reg A and Reg D share sale costs	466,705	495,846
Net cash provided by operating activities	838,599	800,621

Cash Flows from Investing Activities
Acquisition of operating golf entities	-	-
Purchase of property and equipment	(3,406,895)	(383,621)
Capitalized development costs	(98,335)	-
Net cash used in investing activities	(3,505,230)	(383,621)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	-
Proceeds from issuance of perferred stock	1,468,084	401,437
Proceeds from minority interest investor in subsidiary	1,212,000	-
Proceeds from PPP and EIDL loans, net of forgiveness	-	149,000
Proceeds from notes payable	1,125,000	-
Principal payments on mortgages, equipment loans and leases	(517,644)	(317,635)
Shareholder and related party advances, net	(443,960)	226,823
Dividend payments	(151,693)	(67,687)
Reg A and Reg D share sale costs	(466,705)	(495,846)
Net cash provided by financing activities	2,225,082	(103,908)
Net Change In Cash and Cash Equivalents	(441,549)	313,092
Cash and Cash Equivalents, Beginning of Period	674,144	538,519
Cash and Cash Equivalents, End of Period	$232,595	$851,611

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries

Consolidating Balance Sheets

As of June 30, 2022, December 31, 2021 and June 30, 2021

UNAUDITED - NO ASSURANCE GIVEN

								Consolidated
	GolfSuites 1, Inc.	GolfSuites Tulsa, LLC	GolfSuites Lubbock, LLC	GolfSuites Baton Rouge, LLC	GolfSuites Madison, LLC	Combined	Eliminations	June 2022	December 2021	June 2021
ASSETS
Current assets
Cash and cash equivalents	$4,710	$44,415	$124,831	$58,639	$-	$232,595	$-	$232,595	$674,144	$851,611
Accounts receivable	1,700	28,125	56,473	5,616	-	91,914	-	91,914	386,581	76,489
Inventory	-	136,638	98,849	52,454	-	287,941	-	287,941	105,856	91,262
Prepaid expenses	-	15,192	-	2,500	-	17,692	-	17,692	24,223	22,459
Total current assets	6,410	224,370	280,153	119,209	-	630,142	-	630,142	1,190,804	1,041,821
Property, plant and equipment, net
Land and building improvements	-	175,700	6,691,539	-	1,920,179	8,787,418	-	8,787,418	6,867,239	6,867,239
Furniture, fixtures and equipment	-	672,019	3,135,760	2,091,981	-	5,899,760	-	5,899,760	3,742,864	3,720,815
Construction in progress	-	-	-	-	-	-	-	-	650,241	182,808
Accumulated depreciation	-	(252,498)	(2,721,982)	(19,122)	-	(2,993,602)	-	(2,993,602)	(2,630,573)	(2,271,090)
Property, plant and equipment, net	-	595,221	7,105,317	2,072,859	1,920,179	11,693,576	-	11,693,576	8,629,771	8,499,772
Right of use assets, net of accumulated amortization	-	5,901,978	2,186,260	590,105	-	8,678,343	-	8,678,343	8,896,265	8,432,941
Other assets
Investment in subsidiaries	4,015,023	-	-	-	-	4,015,023	(4,015,023)	-	-	-
Capitalized development costs	764,549	-	-	-	-	764,549	-	764,549	666,214	-
Other assets	-	25,000	15,821	4,618	-	45,439	-	45,439	44,865	23,909
Intercompany advances	(785,916)	1,073,285	599,642	(887,011)	-	-	-	-	-	-
Goodwill	-	859,760	889,495	-	-	1,749,255	-	1,749,255	1,749,255	1,749,255
Total other assets	3,993,656	1,958,045	1,504,958	(882,393)	-	6,574,266	(4,015,023)	2,559,243	2,460,334	1,773,164
TOTAL ASSETS	$4,000,066	$8,679,614	$11,076,688	$1,899,780	$1,920,179	$27,576,327	$(4,015,023)	$23,561,304	$21,177,174	$19,747,698

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$-	$39,470	$496,020	$-	$-	$535,490	$-	$535,490	$852,030	$279,018
Lease liabilities, current portion	-	119,462	76,822	17,652	-	213,936	-	213,936	201,506	187,328
Accounts payable and accrued expenses	8,817	879,298	293,048	303,783	-	1,484,946	-	1,484,946	754,375	937,241
EIDL loans payable	-	149,000	149,900	-	-	298,900	-	298,900	298,900	298,900
Total current liabilities	8,817	1,187,230	1,015,790	321,435	-	2,533,272	-	2,533,272	2,106,811	1,702,487
Non-current liabilities
Notes payable, long-term portion	-	89,136	5,852,892	-	1,125,000	7,067,028	-	7,067,028	6,044,462	6,768,644
Lease liabilities, long-term portion	-	5,948,321	2,231,089	663,631	-	8,843,041	-	8,843,041	8,954,141	8,357,052
Advances from shareholders of Golfsuites, Inc. (parent company)	783,317	-	-	-	-	783,317	-	783,317	933,317	1,113,517
Advances from GolfSuites, Inc. (parent company)	1,849,098	-	-	-	-	1,849,098	-	1,849,098	2,143,058	1,918,062
Total non-current liabilities	2,632,415	6,037,457	8,083,981	663,631	1,125,000	18,542,484	-	18,542,484	18,074,978	18,157,275
TOTAL LIABILITIES	2,641,232	7,224,687	9,099,771	985,066	1,125,000	21,075,756	-	21,075,756	20,181,789	19,859,762
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	-	-	-	-	-	-	1,126,714	1,126,714	283,374	-
Equity
Member equity	-	1,454,927	1,976,917	914,714	795,179	5,141,737	(5,141,737)	-	-	-
Common stock, Class A	-	-	-	-	-	-	-	-	-	-
Common stock, Class B	180	-	-	-	-	180	-	180	180	180
Preferred stock, Class A	4,898,702	-	-	-	-	4,898,702	-	4,898,702	3,430,618	1,705,971
Preferred stock, other	-	-	-	-	-	-	-	-	-	-
Retained earnings	(3,540,048)	-	-	-	-	(3,540,048)	-	(3,540,048)	(2,718,787)	(1,818,215)
TOTAL EQUITY	1,358,834	1,454,927	1,976,917	914,714	795,179	6,500,571	(5,141,737)	1,358,834	712,011	(112,064)
TOTAL LIABILITIES AND EQUITY	$4,000,066	$8,679,614	$11,076,688	$1,899,780	$1,920,179	$27,576,327	$(4,015,023)	$23,561,304	$21,177,174	$19,747,698

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Consolidating Statement of Operations

For the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

								Consolidated
	GolfSuites 1, Inc.	GolfSuites Tulsa, LLC	GolfSuites Lubbock, LLC	GolfSuites Baton Rouge, LLC	GolfSuites Madison, LLC	Combined	Eliminations	2022	2021
Revenues	$180,117	$2,234,568	$2,268,358	$83,197	$-	$4,766,240	$(180,117)	$4,586,123	$4,423,458
Cost of revenues	-	348,714	337,306	33,062	-	719,082	-	719,082	704,629
Gross profit	180,117	1,885,854	1,931,052	50,135	-	4,047,158	(180,117)	3,867,041	3,718,829
Operating expenses
Advertising and marketing	-	15,930	21,317	13,129	-	50,376	-	50,376	20,251
Salaries - Operational	-	770,954	661,011	199,388	-	1,631,353	-	1,631,353	1,566,659
Employee benefits and taxes	-	134,488	154,539	17,762	-	306,789	-	306,789	294,790
Property lease and affiliated costs	-	4,007	24,652	5,601	-	34,260	-	34,260	62,018
Equipment and repairs	-	69,097	61,364	33,180	-	163,641	-	163,641	109,416
Gaming, software and license fees	-	58,083	100,024	6,646	-	164,753	-	164,753	164,658
Utilities and telephone	-	128,807	125,469	3,538	-	257,814	-	257,814	201,524
Credit card fees	-	50,837	49,069	1,888	-	101,794	-	101,794	120,121
Insurance	-	88,170	36,976	-	-	125,146	-	125,146	190,427
Professional fees	175,161	12,506	14,117	1,676	-	203,460	-	203,460	135,545
Property and local taxes	900	106,485	96,600	-	-	203,985	-	203,985	194,473
Other selling, general and administrative	722	127,090	114,085	81,745	-	323,642	-	323,642	257,859
Total operating expenses	176,783	1,566,454	1,459,223	364,553	-	3,567,013	-	3,567,013	3,317,741
Net operating profit (loss)	3,334	319,400	471,829	(314,418)	-	480,145	(180,117)	300,028	401,088
Income from Covid 19 relief programs
PPP loan forgiveness	-	-	-		-	-	-	-	1,073,100
Employee retention credit	-	-	-	-	-	-	-	-	-
Total Covid 19 relief programs	-	-	-	-	-	-	-	-	1,073,100
Net income (loss) before other income (expense)	3,334	319,400	471,829	(314,418)	-	480,145	(180,117)	300,028	1,474,188
Other income (expense)
Depreciation and amortization	-	(156,265)	(364,038)	(40,710)	-	(561,013)	-	(561,013)	(531,358)
Interest expense	-	(125,701)	(179,780)	(13,533)	-	(319,014)	-	(319,014)	(313,056)
Management fees	-	(89,383)	(90,734)	-	-	(180,117)	180,117	-	-
Reg A share sale costs	(466,705)	-	-	-	-	(466,705)	-	(466,705)	(495,846)
Other income	-	8,475	-	-	-	8,475	-	8,475	2,673
Net other expense	(466,705)	(362,874)	(634,552)	(54,243)	-	(1,518,374)	180,117	(1,338,257)	(1,337,587)
Net income (loss) before income from subsidiaries and minority interest	(463,371)	(43,474)	(162,723)	(368,661)	-	(1,038,229)	-	(1,038,229)	136,601
Income (loss) from subsidiaries	(206,198)	-	-	-	-	(206,198)	206,198	-	-
Minority interest share of subsidiary loss	-	-	-	-	-	-	368,661	368,661	-
Net income (loss)	$(669,569)	$(43,474)	$(162,723)	$(368,661)	$-	$(1,244,427)	$574,859	$(669,568)	$136,601

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Notes to Consolidated Financial Statements

As of June 30, 2022

UNAUDITED – NO ASSURANCE GIVEN

NOTE 1 - NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as “GS 1”, the “Company”, “we”, “us”, or “our”) is an early-stage company devoted to the development and operation of golf driving range and entertainment centers in the United States. The Company operates under the brand GOLFSUITES. The Company oversees the acquisition of land, zoning, entitlement, design, construction and operation of the existing and planned future facilities.

The Company owns 100% of GolfSuites Tulsa, LLC ("Tulsa") and GolfSuites Lubbock, LLC (“Lubbock”). Tulsa was formerly operated under the FlyingTee brand, but now operates under the GolfSuites brand. Lubbock was formerly operated under the 4ORE! Golf brand, but now operates under 4ORE! Golf-Powered by GolfSuites brand, and will change to the GolfSuites brand later in 2022.

On March 16, 2021 GS 1 formed GolfSuites Baton Rouge, LLC (“Baton Rouge”), a Louisiana limited liability company for the purpose of leasing an approximate 18-acre existing driving range that had been closed for operations. On June 1, 2022 Baton Rouge began operations of the 40-bay facility offering the same services as Tulsa and Lubbock. When complete, the total site development cost is expected to be approximately $3,550,000. Funding for this site has been provided by GS 1’s Reg A share sales, private equity investment, advances from GolfSuites, Inc. (“GolfSuites”) (parent company), positive operating cash flows from existing operations, and a land lease. Minority interest in the loss of Baton Rouge has been reflected in the attached statements to show the allocation of loss to a private equity investor. As of June 30, 2022, the private equity investor has invested $900,000 of his total commitment of $1,000,000.

On January 15, 2022 GS 1 formed GolfSuites Madison, LLC (“Madison”) a Mississippi limited liability company for the purpose of purchasing approximately 9 acres of land which will be developed into a 40-bay golf driving range and entertainment facility. The land was purchased on May 5, 2022 with funding provided by GS 1’s Reg A share sales, private equity investment, advances from GolfSuites, Inc., positive operating cash flows from existing operations, and $1,125,000 of mortgage financing. Minority interest in the loss of Madison has been reflected in the attached statements to show the allocation of loss to a private equity investor. As of June 30, 2022, the private equity investor has invested $712,000 of his total commitment of $1,000,000.

The attached consolidated statement of operations reflects operations for GS 1, Tulsa, Lubbock, Baton Rouge, and Madison for the six months ended June 30, 2022 and 2021.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, economic downturn, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2022, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of June 30, 2022 and 2021, GS 1’s consolidated cash balances totaled $232,595 and $851,611, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. Balances due from credit card companies are included in accounts receivable. As of December 31, 2021, accounts receivable included $331,756 related to Employee Retention Credits – see Note 9 for additional details. The Employee Retention Credits were collected in the second quarter of 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the six months ended June 30, 2022 and 2021 totaled $363,029 and $354,088, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2022, December 31, 2021, and June 30, 2021, net property, plant and equipment consisted of the following:

	2022	2021
	June 30	December 31	June 30
By Asset Category:
Land and building improvements	$8,787,418	$6,867,239	$6,867,239
Furniture, fixtures and equipment	5,899,760	3,742,864	3,720,815
Construction in progress	-	650,241	182,808
Acumulated depreciation	(2,993,602)	(2,630,573)	(2,271,090)
Total	$11,693,576	$8,629,771	$8,499,772

Net Book Value By Entity:
Tulsa	$595,221	$624,764	$669,476
Lubbock	7,105,317	7,354,766	7,647,488
Baton Rouge	2,072,859	650,241	182,808
Madison	1,920,179	-	-
Total	$11,693,576	$8,629,771	$8,499,772

Capitalized Development Costs

The Company has capitalized development fees under contractual agreements with its parent company, GolfSuites. These costs totaled $764,549 as of June 30, 2022 and are not amortized for GAAP purposes.

Goodwill

The Company recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C and has determined that the fair values of Tulsa and Lubbock are greater than carrying values, including Goodwill. Therefore, no impairment losses were recorded for the six months ended June 30, 2022 or 2021. Following is a summary of the Goodwill values for Tulsa and Lubbock.

Tulsa	$859,760
Lubbock	889,495
Total	$1,749,255

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2022 and 2021 the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Development & Management Fees

Pursuant to a Management Services Agreement (“MSA”) that exists between GolfSuites and GS 1, fees for development and management of assets are due and paid from GS 1 to GolfSuites. GS 1 pays 3% of the total cost of new assets acquired or developed as development fees on its facilities to GolfSuites, and it pays 4% of gross operating revenue as management fees to GolfSuites. Management fees are reflected on the GS 1 Statement of Operations – Other income (expense). Development fees are reflected on the Consolidated Balance Sheet of GS 1.

Earnings per Share

Earnings per share amounts are calculated based on the weighted-average number of shares of common stock outstanding in each year. The basic loss per share is based only on the weighted-average of common shares outstanding. The diluted loss per share is based on the weighted-average of common shares outstanding plus Class A preferred shares, which are convertible to one share of common stock.

Common and Preferred Share Sales and Affiliated Costs

GS 1 collected preferred share sales totaling $1,468,084, $2,126,084, and $401,437 for the six months ended June 30, 2002, the year ended December 31, 2021, and the six months ended June 30, 2021, respectively. The Company paid $466,705, $985,742, and $495,846, related to those periods, in costs including direct compensation, platform facilitating, marketing, share issuance / administration, and advertising for the sale of such shares. The cost ratio for each of those periods is 31.8%, 46.4%, and 123.5%, respectively. Costs of approximately $150,000 incurred in 2021, related to prior year sales; after adjusting for these costs, the 2021 adjusted cost ratios approximate 39.3% and 86.2%, respectively.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities became effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company implemented ASU No. 2016-02 for lease accounting for 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 – NOTES PAYABLE

Notes payable consists of the following debt instruments as of June 30, 2022, December 31, 2021 and June 30, 2021.

		2022	2021
		June 30	December 31	June 30
Tulsa equipment financing	Current	$39,470	$38,450	$25,000
	Long-term	89,136	109,130	167,330
	Total	128,606	147,580	192,330
Lubbock mortgage financing	Current	496,020	813,580	254,018
	Long-term	5,852,892	5,935,332	6,601,314
	Total	6,348,912	6,748,912	6,855,332
Madison land financing	Current	-	-	-
	Long-term	1,125,000	-	-
	Total	1,125,000	-	-
Total	Current	535,490	852,030	279,018
	Long-term	7,067,028	6,044,462	6,768,644
	Total	$7,602,518	$6,896,492	$7,047,662

NOTE 5 – RIGHT OF USE ASSETS & CAPITALIZED LEASE OBLIGATIONS

Tulsa, Lubbock and Baton Rouge lease land and/or buildings for each of the facilities. In accordance with GAAP, the right of use assets are reflected in the attached balance sheet at the present value of future lease payments, as are the related lease liabilities, over the term of the respective leases.

Lubbock assumed the lease of land, that began prior to acquisition, on August 19, 2020. The present value of future lease payments was recorded at the acquisition date. Baton Rouge entered into a lease for land beginning March 1, 2021. The lease is for five years and Baton Rouge has the option to extend the lease for two additional five year terms. The present value of future lease payments, based on a 15 year lease, was recorded as of the lease inception.

The discount rate used in each of the present value calculations above is 4.000%, the incremental borrowing rate for Tulsa, Lubbock and Baton Rouge. The right of use assets are amortized straight-line over the life of each lease.

The table below provides a summary of the capitalized leases as of June 30, 2022.

	Tulsa	Lubbock	Baton Rouge	Total
Lease end date	07/31/2050	10/31/2038	02/29/2036
Monthly payment	$30,000	$13,525	$2,500	$46,025
Scheduled monthly payment increase	n/a	2% / year on November 1	Increase to $3,300 at 3/1/2022 and to $5,000 at 3/1/2023; then 10% for each Renewal
Asset value at inception or acquisition date	$6,304,783	$2,437,633	$649,086	$9,391,502
Accumulated amortization	(402,805)	(251,373)	(58,981)	(713,159)
Right of use asset, net at June 30, 2022	$5,901,978	$2,186,260	$590,105	$8,678,343

Principal portion lease obligation payments for the 12-month periods beginning July 1:
2022	$119,462	$76,822	$17,652	$213,936
2023	124,330	83,370	34,147	241,847
2024	129,395	90,251	35,538	255,184
2025	134,669	97,484	38,996	271,149
2026	140,153	105,082	44,685	289,920
Thereafter	5,419,774	1,854,902	510,265	7,784,941
Total	$6,067,783	$2,307,911	$681,283	$9,056,977

	Tulsa	Lubbock	Baton Rouge	Total
Total land and building minimum lease payments for the 12-month periods beginning July 1:
2022	$360,000	$167,756	$46,400	$574,156
2023	360,000	171,111	60,000	591,111
2024	360,000	174,533	60,000	594,533
2025	360,000	178,024	60,000	598,024
2026	360,000	181,584	62,000	603,584
Five year total	$1,800,000	$873,008	$288,400	$2,961,408

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or founders.

NOTE 7 – EQUITY

The Company has authorized 132,000,000 shares of Class A common stock and 18,000,000 of Class B common stock, each with a par value of $0.00001 per share. As of June 30, 2022 there are no issued or outstanding shares of Class A common stock, and all Class B common stock is issued, outstanding, and held by GolfSuites, the Company’s parent company. In addition, the Company has authorized 10,000,000 shares of Class A preferred stock and 40,000,000 of other preferred stock. As of June 30, 2022, 713,203 shares of Class A preferred stock have been issued, are outstanding, and no other preferred stock is issued or outstanding. Class A preferred stock is convertible into Class A common stock. See the Consolidated Statement of Stockholders’ Equity (Deficit) for details of activity for each equity component.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 8 – RELATED PARY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The balance of these advances at June 30, 2022, December 31, 2021, and June 30, 2021 totaled $1,849,098, $2,143,058 and $1,918,062, respectively. In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $783,317, $933,317 and $1,113,517, respectively as of June 30, 2022, December 31, 2021 and June 30, 2021. These advances are recorded as liabilities of the Company. The Company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

NOTE 9 – PPP LOAN FORGIVENESS & EMPLOYEE RETENTION CREDITS

PPP Loan Forgiveness

Tulsa and Lubbock obtained PPP loans under each of the two rounds of government loan funding. The first PPP loans were funded in 2020 and forgiven in the first quarter of 2021, prior to the issuance of the 2020 consolidated financial statements. Therefore, forgiveness of these loans was reflected in the consolidated financial statements for 2020. The second round of PPP loans were funded in the first quarter of 2021. The Company received official notice of the forgiveness of these loans in the summer of 2021; forgiveness of the loans is reflected in the 2021 consolidated financial statements. Following is a summary of the PPP loan forgiveness recognized by Tulsa and Lubbock.

	Tulsa	Lubbock	Total
PPP Loan 1 - Recorded in 2020	$475,000	$418,400	$893,400
PPP Loan 2 - Recorded in 2021	665,000	408,100	1,073,100
Total	$1,140,000	$826,500	$1,966,500

Employee Retention Credits

In addition to PPP loans, Tulsa and Lubbock qualified for employee retention credits related to employee payroll taxes for the first quarter of 2021. Claims for refund were filed with the IRS for Tulsa and Lubbock and those refunds were received in the second quarter of 2022. Following is a summary of the income recognized for employee retention credits which are also included in accounts receivable at December 31, 2021.

Tulsa	$190,927
Lubbock	140,829
Total	$331,756

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis.

NOTE 11 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through the date these financial statements were issued.  Based on this evaluation, no other material subsequent events were identified which would require adjustment or disclosure in the financial statements as of June 30, 2022.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (4)
2.3	Amended and Restated Certificate of Incorporation (3)
2.4	Bylaws (3)
4	Form of Subscription Agreement (1)
6.1	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019 (4)
6.2	MIP Agreement dated August 2020 (1)
6.3	MIP Agreement dated August 2021 between the company, GolfSuites Baton Rouge and the Purchaser (5)
6.4	4ORE Golf Lease Agreement dated November 2018 (1)
6.5	Assignment of LLC interest and Amendment to LLC Agreement of GolfSuites Tulsa, LLC dated December 31, 2020 (1)
6.6	Lease Agreement between Onefire Holding Company, LLC, and GolfSuites Tulsa, LLC, dated September 13, 2019 (1)
6.7	Lease Amendment Agreement between Onefire Holding Company, LLC and GolfSuites Tulsa, LLC dated March 5, 2020 (1)
6.8	GolfSuites Baton Rouge Lease Agreement dated February 9, 2021 (5)
6.9	GolfSuites Madison Operating Agreement dated May 5, 2022 (6)
8	Form of Escrow Agreement (4)

(1)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11408).

(2)	Filed as an exhibit to the GolfSuites 1, Inc. Form 1-K, dated April 30, 2021 (Commission File No. 24R-00224).

(3)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10939).

(4)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938).

(5)	Filed as an exhibit to the GolfSuites 1, Form 1-SA, dated September 16, 2021 (Commission File No. 24R-00224).

(6)	Filed as an exhibit to this GolfSuites 1, Form 1-SA, dated September 27, 2022.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on September 27, 2022.

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: September 27, 2022